Exhibit 99.1

TOYO Announces Updated Audited Financial Results for the Full Year 2024

TOKYO, May 15, 2025 /PRNewswire/ -- TOYO Co., Ltd (Nasdaq: TOYO) (“TOYO” or the “Company”), a solar solution company, today announced certain updates to its press release issued on April 28, 2025, announcing the Company’s second half and fiscal year ended December 2024 financial results. The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, was filed with the Securities and Exchange Commission (“SEC”) on May 12, 2025.

The operating expenses, general and administrative expenses, net income, and earnings per share for the fiscal year ended 2024 disclosed in the prior press release are updated and reflected in the audited financial statements as set forth below.

Operating expenses were $13.0 million for 2024 compared to $4.7 million in the prior year, representing an increase of 180.4% year-over-year.

●	Selling and marketing expenses were $1.6 million for the fiscal year 2024 compared to $0.02 million in 2023. The increase was primarily due to an increase of approximately $1.2 million in freight and handling expenses and an increase of approximately $0.2 million in sales commissions.

●	General and administrative expenses were $11.4 million for the fiscal year 2024, an increase from $4.6 million in 2023. The increase was primarily attributable to an increase of payroll and welfare expenses of approximately $3.3 million, an increase of audit and consulting expenses of approximately $1.9 million, an increase of approximately $0.6 million in rental expenses, an increase of approximately $0.9 million in depreciation and amortization expenses, and expense of offering cost allocated to contingent consideration payable.

Net income was $40.5 million for 2024, compared to a net income of $9.9 million in the prior year. Net income in 2024 included a $35.1 million change in fair value of contingent consideration payable for 13 million earnout shares.

Earnings per share under US GAAP, basic and diluted, were $1.09 for 2024 compared to earnings per share, basic and diluted, of $0.24 in the prior year.

Earnout shares to be released to initial shareholders would be calculated based on the Company’s audited net profit of $5.4 million, which excludes changes in fair value of such earnout shares as of December 31, 2024, divided by the benchmark amount of $41 million multiplied by 13 million earnout shares. 11,287,703 earnout shares are expected to be surrendered to and canceled by the Company, resulting in a total of 35,308,040 ordinary shares issued and outstanding immediately after such surrender.

As of December 31, 2024, the Company had $17.1 million in cash and restricted cash in total, compared to $19.0 million as of December 31, 2023.

For more information, investors will be able to obtain copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 at the SEC’ website at www.sec.gov.

About TOYO Co., Ltd.

TOYO is a solar solutions company that is committed to becoming a full-service solar solutions provider in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufactures, and strategies of building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.
IR@toyo-solar.com

Crocker Coulson
Email: crocker.coulson@aummedia.org
Tel: (646) 652-7185

TOYO Co., Ltd

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets
Cash	$13,654,445	$18,035,405
Restricted cash	1,878,267	82,195
Accounts receivable, net	6,913,996	—
Accounts receivable – related parties	11,840,648	—
Prepayments	392,249	149,304
Prepayments – a related party	—	24,400,798
Inventories, net	19,984,094	39,999,992
Other current assets	725,130	85,702
Total Current Assets	55,388,829	82,753,396

Non-current Assets
Restricted cash, non-current	1,616,677	879,893
Deferred offering costs	—	2,084,810
Long-term prepaid expenses	7,217,986	7,757,193
Deposits for property and equipment	9,716,009	1,466,878
Property and equipment, net	129,039,494	142,781,558
Right of use assets	36,627,800	537,032
Other non-current assets	192,905	22,250
Total Non-current Assets	184,410,871	155,529,614
Total Assets	$239,799,700	$238,283,010

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$16,126,730	$—
Accounts payable	17,629,696	37,221,124
Contract liabilities	3,635,144	530,817
Contract liabilities – related parties	20,098,561	28,815,934
Income tax payable	781,238	—
Due to related parties	56,633,373	96,867,739
Other payable and accrued expenses	3,392,774	5,606,763
Lease liabilities, current	2,118,900	151,260
Contingent consideration payable (13,000,000 earnout shares subject to surrender and cancel as of December 31, 2024)	4,617,000	—
Total Current Liabilities	125,033,416	169,193,637

Lease liabilities, non-current	34,327,142	372,725
Long-term bank borrowings	20,999,733	11,819,527
Total Non-current Liabilities	55,326,875	12,192,252
Total Liabilities	180,360,291	181,385,889

Commitments and Contingencies (Note 16)

Equity
Ordinary shares (par value $0.0001 per share, 500,000,000 shares authorized, 46,595,743 shares issued, and 33,595,743 shares outstanding (excluding 13,000,000 earnout shares subject to surrender and cancel) as of December 31, 2024 and 41,000,000 shares issued and outstanding as of December 31, 2023, respectively)*	3,359	4,100
Additional paid-in capital	14,414,905	49,995,900
Retained earnings	50,316,486	9,702,316
Accumulated other comprehensive loss	(5,494,790)	(2,805,195)
Total TOYO Co., Ltd Shareholders’ Equity	59,239,960	56,897,121
Non controlling interest	199,449	—
Total Equity	59,439,409	56,897,121
Total Liabilities and Equity	$239,799,700	$238,283,010

The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

TOYO Co., Ltd

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

			For the Period
			from its
			inception on
			November 8,
	For the Year Ended		2022 through
	December 31,		December 31,
	2024	2023	2022
Revenues from related parties	$127,271,262	$61,504,724	$—
Revenues from third parties	49,685,866	872,666	—
Revenues	176,957,128	62,377,390	—

Cost of revenues – related parties	(95,904,220)	(35,923,151)	—
Cost of revenues – third parties	(59,154,996)	(9,823,709)	—
Cost of revenues	(155,059,216)	(45,740,860)	—
Gross profit	21,897,912	16,636,530	—

Operating expenses
Selling and marketing expenses	(1,625,724)	(17,573)	—
General and administrative expenses	(11,412,152)	(4,632,009)	(187,422)
Total operating expenses	(13,037,876)	(4,649,582)	(187,422)

Income (loss) from operations	8,860,036	11,986,948	(187,422)

Other income (expenses)
Interest (expenses) income, net	(3,264,646)	(3,261,459)	583
Other income, net	586,167	1,163,666	—
Changes in fair value of contingent consideration payable	35,100,000	—	—
Total other income (expenses), net	32,421,521	(2,097,793)	583

Income (loss) before income taxes	41,281,557	9,889,155	(186,839)

Income tax expenses	(781,238)	—	—
Net income (loss)	$40,500,319	$9,889,155	$(186,839)
Less: net loss attributable to noncontrolling interests	(113,851)	—	—

Net income (loss) attributable to TOYO Co., Ltd’s shareholders	$40,614,170	$9,889,155	$(186,839)

Other comprehensive (loss) income
Foreign currency translation adjustment	(2,689,595)	(3,200,853)	395,658
Comprehensive income	$37,810,724	$6,688,302	$208,819
Less: net loss attributable to noncontrolling interests	(113,851)	—	—

Comprehensive income attributable to TOYO Co., Ltd’s shareholders	$37,924,575	$6,688,302	$208,819

Weighted average number of ordinary share outstanding– basic and diluted*	30,751,424	$41,000,000	$41,000,000
Earnings (loss) per share – basic and diluted*	$1.09	$0.24	$(0.00)

The shares and per share information are presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

TOYO Co., Ltd

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Attributable to TOYO Co., Ltd’s shareholders
				Retained	Accumulated
	Ordinary shares		Additional	Earnings	other	Non-
	Number of		paid-in	(Accumulated	comprehensive	controlling	Total
	shares*	Amount	capital	deficit)	income (loss)	interest	Amount
Balance as of its inception on November 8, 2022	—	$—	$—	$—	$—	$—	$—
Capital injection from shareholders	41,000,000	4,100	7,635,319	—	—	—	7,639,419
Net loss	—	—	—	(186,839)	—	—	(186,839)
Foreign currency translation adjustments	—	—	—	—	395,658	—	395,658
Balance as of December 31, 2022	41,000,000	$4,100	$7,635,319	$(186,839)	$395,658	$—	$7,848,238
Capital injection from shareholders	—	—	42,360,581	—	—	—	42,360,581
Net loss	—	—	—	9,889,155	—	—	9,889,155
Foreign currency translation adjustments	—	—	—	—	(3,200,853)	—	(3,200,853)
Balance as of December 31, 2023	41,000,000	$4,100	$49,995,900	$9,702,316	$(2,805,195)	$—	$56,897,121
Reverse recapitalization	4,425,743	442	(851,791)	—	—	—	(851,349)
Reclassification of earnout shares	(13,000,000)	(1,300)	(39,715,700)	—	—	—	(39,717,000)
Capitalization of offering costs pursuant to reverse recapitalization	—	—	(2,572,889)	—	—	—	(2,572,889)
Issuance of ordinary shares to a private placement investor	1,100,000	110	5,999,990	—	—	—	6,000,100
Capital injection from shareholders	—	—	10,000	—	—	—	10,000
Capital injection from shareholders	—	—	10,000	—	—	—	10,000
Issuance of ordinary shares to independent directors	70,000	7	608,993	—	—	—	609,000
Asset acquisition by issuing a subsidiary’s shares	—	—	940,402	—	—	313,300	1,253,702
Net income	—	—	—	40,614,170	—	(113,851)	40,500,319
Foreign currency translation adjustments	—	—	—	—	(2,689,595)	—	(2,689,595)
Balance as of December 31, 2024	33,595,743	$3,359	$14,414,905	$50,316,486	$(5,494,790)	$199,449	$59,439,409

The share information is presented on a retroactive basis to reflect the reorganization effected on February 27, 2024 (Note 1).

TOYO Co., Ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”)

			For the Period
			from its
			inception on
			November 8,
	For the Year Ended		2022 through
	December 31,		December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income (loss)	40,500,319	$9,889,155	$(186,839)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	23,235,143	2,607,276	16
Loss from disposal of property and equipment	—	13,511	—
Amortization of right of use assets	289,198	114,614	1,060
Loss from early termination of lease agreement	29,186	—	—
Amortization of long-term prepaid expenses	171,419	180,192	29,573
Share-based compensation	609,000	—	—
Changes in fair value of contingent consideration payable	(35,100,000)	—	—
Inventory write down	2,536,668	—	—
Expense of offering cost allocated to contingent consideration payable	359,000	—	—
Changes in operating assets and liabilities:
Accounts receivable	(6,138,919)	—	—
Accounts receivable – related parties	(11,984,896)	—	—
Prepayments	(254,223)	(152,023)	—
Prepayments – a related party	23,635,352	(24,845,082)	—
Inventories	15,882,337	(40,728,301)	—
Other current assets	(1,427,492)	(87,263)	—
Long-term prepaid expenses	—	—	(7,984,714)
Other non-current assets	(171,353)	(22,655)	—
Accounts payable	3,034,220	2,079,725	798,471
Contract liabilities	3,183,138	540,481	—
Contract liabilities – a related party	(7,813,425)	29,340,608	—
Income tax payable	781,238	—	—
Due to related parties	(1,593,064)	3,267,670	1,685,008
Other payable and accrued expenses	(2,769,631)	5,404,730	65,983
Lease liabilities	(486,475)	(131,655)	2,639
Net cash provided by (used in) operating activities	46,506,740	(12,529,017)	(5,588,803)

Cash flows from investing activities:
Purchase of property and equipment	(42,501,403)	(114,113,439)	(243,937)
Purchase of property and equipment from a related party	(1,542,768)	(126,272)	—
Net cash used in investing activities	(44,044,171)	(114,239,711)	(243,937)

Cash flows from financing activities:
Capital injection from shareholders	10,000	42,360,581	7,639,419
Proceeds from private placement	6,000,100	—	—
Proceeds from bank borrowings	65,663,820	12,034,734	—
Repayment of bank borrowings	(39,546,161)	—	—
Proceeds from borrowings from a related party	5,000,000	93,571,624	—
Repayment of borrowings to a related party	(38,093,104)	—	—
Payments of offering costs	(1,124,374)	(1,817,310)	—
Net cash (used in) provided by financing activities	(2,089,719)	146,149,629	7,639,419

Effect of exchange rate changes on cash	(2,220,954)	(2,448,856)	258,769
Net (decrease) increase in cash	$(1,848,104)	$16,932,045	$2,065,448
Cash and restricted cash at beginning of year	18,997,493	2,065,448	—
Cash and restricted cash at end of year
	$17,149,389	$18,997,493	$2,065,448

Supplemental cash flow information
Cash paid for interest expense	$3,316,100	$—	$—
Cash paid for income tax	$—	$—	$—

Noncash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$3,636,453	$473,014	$186,950
Payables related to purchase of property and equipment	$819,599	$34,743,940	$—
Payment of offering costs by a related party	$—	$81,025	$—
Accrual of offering costs	$—	$892,976	$—
Transfer of equity interest of a subsidiary in exchange for asset acquisition in Solar Texas	$1,253,702	$—	$—

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$13,654,445	$18,035,405	$2,065,448
Restricted cash	1,878,267	82,195	—
Restricted cash, non-current	1,616,677	879,893	—

	$17,149,389	$18,997,493	$2,065,448